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As filed with the Securities and Exchange Commission on June 30, 2005

Registration No. 333-123915

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3
TO
FORM S-2
REGISTRATION STATEMENT
UNDER THE SECURITIES ACT OF 1933

VANTAGEMED CORPORATION
(Exact name of Registrant as specified in its charter)

Delaware (State or other jurisdiction of incorporation or organization)	68-0383530 (I.R.S. Employer Identification No.)

11060 White Rock Road, Suite 210
Rancho Cordova, California 95670
(916) 638-4744

(Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

STEVEN E. CURD
Chief Executive Officer
VANTAGEMED CORPORATION
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670
(916) 638-4744

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
KEVIN A. COYLE, ESQ.
DLA Piper Rudnick Gray Cary US LLP
400 Capitol Mall, Suite 2400,
Sacramento, CA 95814-4428
(916) 930-3240

Approximate date of commencement of proposed sale to the public: From time to time as described in the Prospectus after the effective date of this Registration Statement.

        If any of the securities being registered on this Form to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box.    ☐

        If the registrant elects to deliver its latest annual report to security holders, or a complete and legal facsimile thereof, pursuant to Item 11(a) of this Form, check the following box:    ☐

        If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering.    ☐

        If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement for the same offering.    ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.    ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Offering Price Per Share(1)	Proposed Maximum Aggregate Offering Price	Amount of Registration Fee

Common Stock, $0.001 par value	5,376,344	$1.15	$6,182,795.60	$727.72

Common Stock, $0.001 par value(2)	2,602,147(3)	$1.15	$2,992,469.05	$352.21

Total	7,978,491	—	$9,175,264.65	$1,079.93(4)

(1)
Estimated solely for the purpose of computing the registration fee pursuant to Rule 457(c) under the Securities Act of 1933, and based on the average of the bid and asked prices reported on the Over-the-Counter Electronic Bulletin Board on April 5, 2005.

(2)
Consists of shares of common stock issuable upon exercise of outstanding warrants to purchase the registrant's common stock as described in the Prospectus.

(3)
The number of shares issuable upon exercise of the warrants are subject to adjustment to prevent dilution resulting from stock splits, stock dividends or similar events as specified in the terms of the warrants. Therefore, pursuant to Rule 416 under the Securities Act of 1933, this registration statement also covers such number of additional securities to be offered or issued in connection with exercise of the warrants to prevent dilution resulting from stock splits, stock dividends or similar events.

(4)
Previously paid.

        THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SUCH SECTION 8(a), MAY DETERMINE.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the SEC is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion, Dated June 30, 2005

VANTAGEMED CORPORATION

7,978,491 Shares of Common Stock

        The selling stockholders of VantageMed Corporation listed on page 12 may dispose of the following shares of our common stock, or interests therein, under this prospectus, for each of their own accounts:

  •
  Up to 5,376,344 shares of our common stock which we issued in a private placement on March 15, 2005;

  •
  Up to 2,602,147 shares of our common stock which we will issue upon exercise of warrants we issued in a private placement on March 15, 2005.

        The number of shares covered by this prospectus includes shares of common stock that currently are issued and outstanding, as well as shares of common stock that are issuable upon the exercise of certain warrants. The prices at which the selling stockholders may dispose of their VantageMed shares or interests therein may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. Information regarding the selling stockholders and the times and manner in which they may dispose of the shares or interests therein under this prospectus is provided under "Selling Stockholders" and "Plan of Distribution" in this prospectus. We will not receive any proceeds from such dispositions, but we will receive the exercise price of the warrants if the warrants are exercised for cash.

        Our common stock is quoted on the Over-the-Counter Electronic Bulletin Board (the "OTCBB") under the symbol "VMDC.OB." On June 28, 2005, the last reported sale price of common stock on the OTCBB was $0.85 per share. The 7,978,491 shares of common stock not previously registered for resale which are covered by this prospectus represent approximately 49.1% of our total outstanding equity securities (assuming exercise of the warrants held by the selling stockholders). Registering such a large percentage of our total outstanding securities may have an adverse effect on the market price for our common stock.

        This prospectus is accompanied by a copy of our annual report on Form 10-KSB for the fiscal year ended December 31, 2004, and our most recent Form 10-QSB for the quarter ended March 31, 2005.

        Investing in the common stock covered by this prospectus is highly speculative and involves a high degree of risk. You should purchase these securities only if you can afford a complete loss of your investment. Please see the "Risk Factors" section of this prospectus beginning on page 3 which describes the specific risks associated with an investment in our company as well as with these particular securities.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passes upon the adequacy or accuracy of this prospectus. Any representation to the contrary is a criminal offense.

The date of this Prospectus is July    , 2005

        You may rely only on the information contained in this prospectus. We have not authorized anyone to provide information or to make representations not contained in this prospectus. This prospectus is neither an offer to sell nor a solicitation of an offer to buy any securities other than those registered by this prospectus, nor is it an offer to sell or a solicitation of an offer to buy securities where an offer or solicitation would be unlawful. Neither the delivery of this prospectus, nor any sale made under this prospectus, means that the information contained in this prospectus is correct as of any time after the date of this prospectus.

        Unless the context otherwise requires, the terms "we," "our," "VantageMed" and "the Company" refer to VantageMed Corporation, a Delaware corporation, and its subsidiaries.

SUMMARY

Our Company

        VantageMed is a provider of healthcare software products and services to more than 18,000 physician and behavioral health providers nationwide. These providers use our core software products including RidgeMark, Northern Health Anesthesia, Therapist Helper and ChartKeeper as well as our SecureConnect electronic transaction services. VantageMed is dedicated to providing these cost effective, easy to use solutions that empower healthcare providers and their staff with the tools and data they need to improve productivity and reimbursements.

        Although over 95% of physician practices today utilize a Practice Management Solution (PMS), the majority of those practices utilize outdated legacy technology (e.g., DOS, SCO Unix, flat-file databases, etc.) systems that are expensive to support and develop and may not continue to meet the privacy, Electronic Data Interchange (EDI) transactions and security standards introduced by the Federal Health Insurance Portability and Accountability Act of 1996 (HIPAA) HIPAA legislation. Given that the EDI standards for transactions other than claims (i.e., eligibility, electronic remittance advice and claim status) are finally being adopted in large numbers by insurance companies, the rate of obsolescence of legacy systems is increasing. As a result of our acquisitions, we have continued to support numerous legacy technology systems. Throughout 2003 and 2004, however, we announced support discontinuance, or sunset, programs to these legacy customers. As a result, we expect to reduce the number of legacy technology systems supported to five by April 1, 2005 (a reduction from 12 at December 31, 2004). These legacy systems generally lack the current state-of-the-art technology of our Windows-based products, but provide similar functionality. We have derived significant revenues from supporting these legacy systems in the past; however, these revenues have decreased as a result of our decision to discontinue support of these costly products as we migrate customers to our core products and we expect these revenues will continue to decrease throughout 2005 until our support of these products has ceased. Some of this revenue has been replaced by the deployment of our core products, particularly RidgeMark, to some of these customers. During this sunset and migration process, we have received an accelerated number of orders to purchase our RidgeMark system. We do not expect that migration orders will continue at significant volumes after 2005. In addition there is no assurance that we will be able to generate significant orders from new customers.

        This process of migrating customers from our legacy systems to our core Windows-based products represented a significant sales and marketing opportunity over the last two years. In 2005 and beyond, our growth and success will come largely from our ability to either migrate physician practices that use competitors' systems to one of our core products or install and interface our ChartKeeper Computerized Medical Records product on top of their existing system. We believe that the adoption of our core Windows-based products will increase the customers' access to clinical and administrative information while also increasing their ability to communicate with numerous healthcare participants, such as third-party insurance payers.

        We are a Delaware corporation. Our principal executive office is located at 11060 White Rock Road. Suite 210, Rancho Cordova, California 95670. Our telephone number is (916) 638-4744 and our website address is www.vantagemed.com. Information contained in our website is not a part of this prospectus.

The Offering

        On March 15, 2005, we raised $5.0 million in gross proceeds through a private placement of common stock. A total of 5,376,344 shares of our common stock were sold to a group of institutional investors and members of our management team at a price of $0.93 per share. The investors were also issued 5-year warrants to purchase an aggregate of 1,075,267 shares of common stock exercisable at $1.30 per share, and warrants to purchase an aggregate of 1,075,267 shares of common stock exercisable at $1.55 per share. We paid to Merriman Curhan Ford & Co, as placement agent, a commission of $350,000 (equal to 7% of the aggregate offering price) plus $10,000 in expenses. Merriman also received an additional 451,613 warrants to purchase common stock as part of this fee arrangement.

        This prospectus covers the disposition by the selling stockholders of up to 7,978,491 shares of our common stock. Of these shares, 5,376,344 shares consist of shares of our common stock they acquired in the private placement and 2,602,147 shares consist of shares of our common stock they may acquire upon the exercise of the warrants they hold, including 451,613 warrants to purchase common stock issued to Merriman.

RISK FACTORS

        In addition to the other information in this prospectus or included with this prospectus, you should consider carefully the following factors in evaluating VantageMed and our business before purchasing the common stock offered by this prospectus:

Risks Associated with our Business

Our Stock Trades on the Over the Counter Bulletin Board

        On September 24, 2002, our stock was delisted from the NASDAQ Stock Market for failing to meet the minimum bid price requirement of $1.00. As a result, our stock now trades on the OTC Bulletin Board. Stockholders may have difficulty buying and selling our stock on the OTC. We are dependent on professional market makers to facilitate trading of our stock on the OTC. If market makers do not register to trade our stock on the OTC, stockholders may not have a public market for the purchase and sale of our securities. In addition, because the market price for our stock has been below $1.00, the stock may be deemed a penny stock, which would subject the stock to additional sales practice rules on broker-dealers who sell the Company's securities. As a result of these additional obligations, some brokers may not effect transactions in our stock, which could adversely affect the liquidity and pricing of our stock.

Our Cost Reduction Efforts Have Strained Our Resources

        Throughout 2003 and 2004, we experienced significant fluctuations in the volume of order activity received which has put a significant strain on our resources. In the event that we are unable to properly scale our client services and other groups to timely install, implement and support our order activity and customer base in a cost effective manner, we may not be successful in our future operations.

We Have A History Of Losses And We May Never Achieve Profitability

        We have incurred operating losses and have generated cash flow deficits since our inception in 1995 and as of March 31, 2005, our accumulated deficit was $78.1 million. Our business strategies may not be successful and we may not be able to achieve or sustain revenue growth or profitability.

Our Need For Additional Financing Is Uncertain, As Is Our Ability To Raise Further Financing If Required

        At March 31, 2005, we had $4.7 million of cash and cash equivalents and had negative working capital and on March 15, 2005, we completed a $5.0 million private placement of 5,376,344 shares of common stock priced at $0.93 per share. After broker commissions and legal expenses, the net proceeds to VantageMed were approximately $4.6 million. Based on our current sales forecast, cash management practices and projected operating expenses, we believe that our cash and short-term investments will be sufficient to meet our cash flow needs through at least December 2005. However, we may need to raise additional funds to respond to business contingencies which may include the need to: cover any losses; fund expansion; fund additional marketing expenditures; enhance our operating infrastructure; respond to competitive pressures; or acquire or develop complementary businesses or necessary technologies. Order activity for the second half of 2004 and to date has been lighter than anticipated due in part to a delay in our efforts to identify and sell our products to new customers. We may not achieve the level of order activity that we have planned for and additional financing may not be available on terms favorable to us, or at all. Further, even if no unexpected contingencies arise, we can offer no assurances that our current resources will sustain us beyond March 2006.

        Additional financing may not be available on terms favorable to us, or at all. In the event that such financing requires the issuance of additional shares of our capital stock, a shareholder will experience dilution in their ownership. If adequate funds are not available or are not available on acceptable terms, our ability to fund our operations, take advantage of opportunities, develop products or services, expand sales and marketing efforts or otherwise respond to competitive pressure could be significantly limited.

If We Fail To Properly Manage Our Revenues and Expenses, We May Be Unable To Achieve Or Sustain Profitability

        In the last two years we have experienced significant changes in the volumes of our order activity and in the number of customers we are supporting on our core products, which have placed, and may continue to place, a significant strain on our resources. To address this issue, we have made a number of changes to our policies and procedures and have expanded our overall software development, marketing, sales, client management and training capacity. In the event that we are unable to timely and adequately modify our policies and procedures to support these changes in our volumes or that we are unable to identify, hire, train and retain qualified individuals in such capacities within a reasonable timeframe, our operations could be adversely affected. In addition, many of the changes we have made and that we may need to make have or will require a cash investment. Our ability to effectively implement these changes has been and will continue to be limited by our financial resources.

If We Fail To Generate New Sales Of Our Windows-Based Products, We May Not Be Able To Sustain Our Recurring Revenues And We May Be Unable To Achieve Or Sustain Revenue Growth And Profitability

        Our financial success depends upon our ability to migrate a portion of our remaining legacy product customers to our Windows-based products and to generate new sales of our Windows-based products. Loss of our existing customers to competition, the loss of the associated recurring revenues and the cost of supporting our remaining legacy technology products as well as the failure to generate new system sales would have a significant impact on our ability to achieve profitability in the near term or at all.

Any Failure To Comply With the HIPAA Legislation, Including Regulations Governing The Confidentiality And Integrity Of Protected Health Information (PHI) Could Result In Severe Legal And Financial Liability, Harm Our Business Reputation

        Federal regulations under HIPAA governing the confidentiality and integrity of PHI are complex and are evolving rapidly. As these regulations mature and become better defined, we anticipate that they will continue to directly affect certain of our products and services, but we cannot fully predict the impact at this time. We have taken steps to modify our products, services and internal practices, as necessary, to facilitate our and our customer's compliance with these regulations, but there can be no assurance that we will be able to continue to do so in a timely or complete manner. Achieving compliance with these regulations could be costly and distract management's attention from our operations. Any failure on our part to comply with current or future regulations could subject us to severe legal and financial liability, including civil and criminal penalties. In addition, development of related federal and state regulations and policies regarding the confidentiality of health information or other matters could positively or negatively affect our business.

If We Fail to Develop New Products and Product Enhancements In A Timely Manner, We May Be Unable To Achieve Or Sustain Revenue Growth And Profitability

        There can be no assurance that we will be successful in our product development efforts, that the market will continue to accept our existing products, or that new products or product enhancements will be developed and implemented in a timely manner, meet the requirements of healthcare providers, or achieve market acceptance. If new products or product enhancements do not achieve market acceptance, our business, results of operations and financial condition could be materially adversely affected.

If The Definition And Adoption Of Electronic Transactions In The Healthcare Information Technology Industry Sector Grows At A Slow Pace, We May Be Unable To Achieve Or Sustain Revenue Growth And Profitability From Electronic Services

        Our current services and anticipated future services are dependent on the use and growth of electronic transaction processing. To the extent that the HIPAA standard transactions are not adopted or are modified by individual payers, or do not further penetrate the healthcare information technology industry, our ability to realize revenue from electronic services will be limited and we may not be able to increase our revenues.

Internet Or Telecommunication Service Or Performance Problems Or Software Errors Arising After The Installation Of Our Software At Customer Sites Could Delay Market Acceptance Of Our Products, Lead To Customer Dissatisfaction, Loss Of Revenue Or Increase in Expense And Injure Our Business Reputation

        The performance of our products depends upon the efficient operation and timely installation of Internet and telephone connections, web browsers and Internet service providers and upon the reliability of our software, including third-party software incorporated into our software. The Internet and telecommunication related equipment could experience operational problems, delays or outages. In addition, software errors that we fail to detect may result in software performance problems. The occurrence of any of these problems could cause customers to experience system delays, failures and loss of data. Such problems could delay market acceptance, lead to customer dissatisfaction, a loss of revenue, an increase in expense or injure our business reputation.

We May Be Subject To State or Local Taxes That Could Harm Our Business

        In the past, we have not consistently collected sales or local taxes on revenues from customers located in states other than the state where the sale originated. We are monitoring our state-by-state obligations to collect sales tax and have made provisions, where considered necessary, in the event one or more states seek to impose sales tax collection obligations on out-of-state companies similar to ours. We have also entered into agreements, or intend to enter into agreements, with tax reporting jurisdictions and have revised our tax collection procedures. However, based on the nature of our operations and the acquisitions we have made, the determination of our obligation to collect taxes in certain jurisdictions is complex and requires significant judgment. A successful assertion by states where we have not made provisions for sales and local taxes could seriously harm our business.

If Security And Legal Liability Concerns Make Customers Unwilling To Utilize Our Products And Services To Transmit Medical Information Electronically, The Demand For Our Products May Diminish And We May Be Unable To Achieve Or Sustain Profitability

        Potential customers may choose not to utilize our software products because of concerns related to the electronic transfer and management of protected health information (PHI), including: security of PHI being transferred; errors in the transmission of PHI; legal liability for data security failures or transmission errors; and regulatory burdens imposed on healthcare participants who transfer PHI electronically.

        If these concerns prevent potential or existing customers from buying or continuing to use our products, our revenues may not increase and we may be unable to achieve or sustain profitability.

Breaches Of Network Security Could Damage Our Business Reputation, Lead To Customer Dissatisfaction, Delay Market Acceptance Of Our Products And Result In Legal And Financial Liability And A Loss Of Revenue

        Our electronic transaction services involve the storage and transmission of PHI through our network data centers over the Internet and over dedicated private data lines. Despite the implementation of security measures, our infrastructure may be vulnerable to physical break-ins, computer viruses or similar disruptive problems. In the event of such a security breach, proprietary and confidential information could be misappropriated or our operations could be interrupted. These problems could damage our business reputation, lead to customer dissatisfaction and delay market acceptance of our products. We may also incur legal and financial liability and a loss of revenue as a result of such problems.

We Rely on Third Parties To Provide Services That Are Critical To Our Business Which Reduces Our Control Over Pricing and Quality Assurance

        We rely on third parties to provide services that are critical to our business. For example, we use national clearinghouses for the processing of insurance claims and the printing and delivery of patient billings for our customers. We also outsource some of our product testing, installation and hardware maintenance services. Our reliance on these third parties involves a number of risks, including, but not limited to:

  •
  reduced control over delivery schedules, quality assurance and equipment costs;

  •
  lack of guaranteed production capacity or product supply;

  •
  our ability to transition to alternate sources, if necessary; and

  •
  dependence on external resources to implement HIPAA transaction standards.

Fluctuations In Our Quarterly Operating Results May Cause Volatility Or Decline In The Market Price Of Our Common Stock

        It is possible that our revenues and operating results may fall below the expectations of securities analysts or investors in future quarters and years. If we fail to meet or surpass the expectations of securities analysts or investors, the market price of our common stock will most likely decline. We expect that our quarterly revenue and operating results may fluctuate as a result of a number of factors, including: future acquisitions; entry into new healthcare markets; introduction of new products and service offerings and reductions in prices of products by our competitors; delays in development and other quality factors; changes in customer demand for our applications and services; and changes within the healthcare industry.

        We base our expense levels in part upon our expectations concerning future revenues, and these expense levels are relatively fixed in the short term. If we have lower revenues, we may not be able to make corresponding reductions in our spending in the short term. Any shortfall in revenues would have a direct impact on our results of operations. Fluctuations in our quarterly results or the failure to meet analysts' expectations could affect the market price of our common stock in a manner unrelated to our long-term operating performance.

If We Are Unable To Protect Our Intellectual Property We May Lose Assets Or Continue to Incur Costly Litigation To Protect Our Rights

        We rely primarily on a combination of copyrights, trademarks, trade secret laws and restrictions on disclosure to protect our intellectual property. We currently have no patents and limited registered copyrights covering technology related to our products. We have no plans to seek such legal protection and, if we do, protection may not be granted.

        Despite our efforts to protect our intellectual property, we have experienced and may continue to experience instances where a third party or a former employee could attempt to copy, reverse engineer or otherwise obtain and use our intellectual property, customer lists or trade secrets without authorization or could develop software competitive to ours. We are aggressively pursuing these matters as they arise.

        In addition, our intellectual property may be misappropriated or infringed upon or may infringe upon the rights of others. Consequently, litigation may be necessary in the future to enforce our intellectual property rights, to protect our confidential information or trade secrets, or to determine the validity or scope of the rights of others. Litigation could result in substantial costs and diversion of management and other resources and may not successfully protect our intellectual property. Additionally, we may deem it advisable to enter into royalty or licensing agreements to resolve such claims. Such agreements, if required, may not be available on commercially reasonable or desirable terms or at all. In addition, we indemnify our customers in the event that infringement occurs.

The Loss Of Experienced Personnel To Competitors Or Our Inability To Attract And Retain Qualified Personnel Could Significantly Interrupt Our Business Operations

        Our future success will depend, to a significant extent, on the ability of our management to operate effectively, both individually and as a group. The loss of the services of any of our senior management could negatively impact our ability to carry out our business plan. We are dependent on our ability to attract, retain and motivate high caliber key personnel. Competition for qualified personnel in our industry is intense, and we may not be successful in attracting and retaining such personnel. There are a limited number of persons with the requisite skills available to serve in these key positions and it may become increasingly difficult to hire such persons. Our business will suffer if we encounter delays in hiring these additional personnel. Competitors and others have in the past and may in the future attempt to recruit our employees.

Delaware Law And Our Charter Documents Contain Provisions That Could Have The Effect Of Delaying Or Preventing A Corporate Takeover, Even If Such A Transaction Would Be Beneficial To Our Stockholders

        Some provisions of our certificate of incorporation and bylaws, as well as provisions of Delaware law, may discourage, delay or prevent a merger or acquisition that a stockholder may consider favorable. These provisions include: authorizing the board to issue additional preferred stock; limiting the persons who may call special meetings of stockholders; prohibiting stockholder actions by written consent; creating a classified board of directors pursuant to which our directors are elected for staggered three-year terms; and establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

We May Not be Able to Realize the Benefits of Our Marketing Programs and Relationships

        We have entered into certain marketing agreements intended to increase the awareness of our Company in the market and increase future revenues. The marketing programs may not be successful nor generate the level of interest we expect and we may not be able to realize revenues from these programs.

Risks Associated with our Industry

We Could be Subject to Breach of Warranty, Product Liability or Other Claims if Our Software Products Contain Errors or Experience Failures

        Undetected errors in the software and systems we provide to customers or the software and systems we use to provide services could cause serious problems for our customers. If errors like this occur, our customers may seek compensation from us or may seek to terminate their agreements with us, withhold payments due to us, seek refunds from us of part or all of the fees charged under those agreements or initiate litigation or other dispute resolution procedures. We also provide products and services that assist in healthcare decision-making, including some that relate to patient medical histories and treatment plans. If these products malfunction or fail to provide accurate and timely information, we could be subject to product liability claims. In addition, we could face breach of warranty or other claims or additional development costs if our software and systems do not meet contractual performance standards, do not perform in accordance with their documentation, or do not meet the expectations that our customers have for them. Our software and systems are inherently complex and, despite testing and quality control, we cannot be certain that errors will not be found in prior versions, current versions or future versions or enhancements.

        We attempt to limit, by contract, our liability for damages arising from negligence, errors or mistakes. However, contractual limitations on liability may not be enforceable in certain circumstances or may otherwise not provide sufficient protection to us from liability for damages. Even if claims do not result in liability to us, investigating and defending against them could be expensive and time consuming and could divert management's attention away from our operations. In addition, negative publicity caused by these events may delay market acceptance of our products and services, including unrelated products and services.

Intense Competition In The Market For Healthcare Information Systems And Services Could Prevent Us From Increasing Or Sustaining Revenues And Prevent Us From Achieving Or Sustaining Profitability

        Our competitors vary in size, geographic coverage and scope of products and services offered. The market demand for certain products varies across geographic territories. Our principal competitors include practice management systems and clinical software companies. Industry competitors include organizations such as WebMD Practice Services/Medical Manger, Cerner/VitalWorks, Inc., Misys Physician Systems, QSI/NextGen and GE Centricity/Millbrook. Additionally, within each local market there are several smaller competitors who have developed technologically advanced niche products offered at lower prices. Finally, with the integration of clinical information systems into practice management systems, several well-funded pharmaceutical, medical supply and biotech companies have entered the practice management systems market. Many of our competitors have greater financial, development, technical, marketing and sales resources than we do. These competitors may be able to respond more rapidly to new or emerging technologies and regulations and changes in customer requirements than we can. In addition, as the market for our products develops, additional competitors may enter the market and competition may intensify, requiring us to lower the prices of our products and services. In addition to these factors, our current financial condition and SEC reporting and disclosure requirements may be used against us by our competitors.

Economic And Cost Reduction Pressures Faced By Healthcare Providers May Limit The Ability Of Our Customers To Buy Our Products And Services And Could Limit Our Profitability

        Economic and cost reduction pressures may limit the ability of healthcare providers to make expenditures for new software systems or for upgrades to existing software systems. A reluctance or inability on the part of healthcare providers to make such expenditures could result in fewer sales and could limit our ability to achieve or sustain profitability.

If There Is A Delay In The Release Of Our Products and If We Fail To Respond To The Rapidly Changing Technology That Characterizes Our Market, Our Products May Be Rendered Obsolete, We May Lose Our Market Opportunity And Fail To Achieve Or Sustain Profitability

        We can make no assurances that delays in product releases will not occur in the future. The market for our products is highly competitive and changes rapidly. Therefore, timely development and introduction of new products, features and services to existing customers will significantly impact our future success. We will be required to meet rapidly changing market demands, respond to market requirements, develop new proprietary solutions, and successfully market new products and enhancements to new customers and our existing customer base.

Our Billing And Claims Services Are Subject To Federal And State Regulation And Any Non-Compliance With These Regulations Could Lead To Civil, Criminal And Financial Liability

        The performance of our billing and claims services are governed by numerous federal and state civil and criminal laws. Increased scrutiny has been placed on the billing and collection practices of healthcare providers and related entities. Although we believe that we are in compliance with any such regulations that may relate to the provision of our billing and claims services, any non-compliance could lead to civil monetary penalties, criminal fines, imprisonment or exclusion from participation in Medicare, Medicaid and other federally funded healthcare programs for us and the customer involved in the non-compliance.

Regulations That Restrict The Ability To Dispense Or Refill Controlled Substances Through An Electronically Transmitted Prescription Could Limit The Functionality Of Our Software Products And Could Diminish The Revenue Generated From These Products

        The Federal Drug Enforcement Agency has promulgated regulations that may prohibit a pharmacy from dispensing and refilling controlled substances through an electronically transmitted prescription. These regulations may limit the scope of the prescription ordering and refill functions in our current and future software products and may diminish the revenues we obtain from the sale of these products.

If Our Software Products Are Deemed Medical Devices, We Will Be Subject To Additional Regulation That Could Result In Criminal, Civil And Financial Liability, Increase Our Costs And Delay The Marketing Of Our New Or Existing Products

        The U.S. Food and Drug Administration has jurisdiction under the 1976 Medical Device Amendments to the Federal Food, Drug and Cosmetic Act to regulate computer products and software as medical devices if they are intended for use in the diagnosis, cure, mitigation, treatment or prevention of disease in humans. We believe that our healthcare information systems are not subject to FDA regulation. If, however, the FDA determined that our products were subject to regulation, non-compliance with applicable requirements could result in, among other things, fines, injunctions, civil penalties, total or partial suspension of production, refusal by the government to approve products, revocation of approval or clearance previously granted and criminal prosecution. Future FDA policies, laws or regulations concerning the development or marketing of healthcare information systems may cause our products to be subject to FDA regulation, which could increase our costs or delay the marketing of new or existing products.

Future Regulations Enacted By Congress Or By State Governments May Adversely Impact The Healthcare Industry In Ways That Could Damage Our Business Opportunities Or Profitability

        The healthcare industry is highly regulated and has been the subject of increasing levels of government regulation during the past several years. We cannot predict with any certainty the types of regulations that might be imposed or the impact that those regulations might have on our business. The adoption of regulations currently unanticipated by us or by the healthcare industry could impose burdensome requirements or restrictions on our products or on the activities of healthcare providers. These restrictions could decrease the demand for our products and could prevent us from growing our business and attaining profitability.

Changes in Accounting and Legal Standards Could Adversely Affect our Future Operating Results

        During the past several years, various accounting guidance has been issued with respect to revenue recognition rules in the software industry. However, much of this guidance addresses software revenue recognition primarily from a conceptual level, and is silent as to specific implementation requirements. As a consequence, accounting firms and their clients have been required to make assumptions and judgments, in certain circumstances, regarding application of the rules to transactions not addressed by the existing rules. We believe our current business arrangements and contract terms have been properly reported under the current rules. However, if final interpretations of, or changes to, these or other accounting rules necessitate a change in our current revenue recognition or other accounting practices, our results of operations, financial condition and business could be materially and adversely affected.

        In addition to the changes discussed above, the U.S. Congress enacted the Sarbanes-Oxley Act of 2002, or the SOA, in July 2002, providing for or mandating the implementation of extensive corporate governance reforms relating to public company financial reporting, corporate ethics, and oversight of the accounting profession, among other areas. Many of these new SEC-mandated rules and procedures became effective during the latter half of 2002 and during 2003, and we are now required to comply with certain of these requirements and will be required to comply with additional requirements in 2006. We believe our corporate practices and standards meet the current rules and regulations currently in effect. However, compliance with existing or new rules that influence significant adjustments to our business practices and procedures could adversely affect our results of operations and will likely require a significant financial investment.

FORWARD LOOKING INFORMATION

        This prospectus and certain documents incorporated by reference in this prospectus include forward-looking statements. These statements involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to be materially different from any future results, performances or achievements expressed or implied by the forward-looking statements. Forward looking statements include, but are not limited to, statements about:

  •
  the current economic environment affecting us and the markets we serve;

  •
  sources or revenue and anticipated revenue, including the contribution from the growth of new products and markets;

  •
  our estimates regarding our liquidity and capital requirements;

  •
  marketing and commercialization of our products under development;

  •
  our ability to attract customers and the market acceptance of our products, especially in the face of competition;

  •
  results of any future litigation;

  •
  plans for future products and services and for enhancements of existing products and services; and

  •
  our intellectual property.

        When used in this prospectus, the words "anticipate," "believe," "estimate," "will," "may," "intend" and "expect" and similar expressions identify certain of such forward-looking statements. Although we believe that our plans, intentions and expectations reflected in such forward-looking statements are reasonable, we can give no assurance that such plans, intentions or expectations will be achieved. Actual results, performance or achievements could differ materially from historical results or those contemplated, expressed or implied by the forward-looking statements contained in this prospectus. These statements reflect our current views with respect to future events and are based on assumptions and subject to risks and uncertainties. Given these uncertainties, you should not place undue reliance on these forward-looking statements. Important factors that could cause actual results to differ materially from our forward-looking statements are set forth in this prospectus, including under the heading "Risk Factors" and others detailed from time to time in our periodic reports filed with the SEC. These forward-looking statements represent our estimates and assumptions only as of the date of this prospectus. Except as required by law, we undertake no obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

USE OF PROCEEDS

        All net proceeds from the disposition of the common stock covered by this prospectus, or interests therein, will go to the selling stockholders or their transferees. We will not receive any proceeds from any dispositions of common stock or interests therein by any of the selling stockholders or their transferees. However, certain of the shares of common stock covered by this prospectus will be issued only upon the exercise of warrants to purchase common stock. If all the warrants to purchase the common stock are exercised in full for cash, we would receive gross proceeds of approximately $3.7 million, including the proceeds from the warrant issued to Merriman, which we currently intend to use for working capital and general corporate purposes. There can be no assurance that the selling stockholders will choose to exercise any of the warrants or that all or any of the warrants will be exercised for cash.

DETERMINATION OF OFFERING PRICE

        The selling stockholders may dispose of the shares of common stock they currently own and shares of common stock they may acquire through the exercise of warrants on the OTC Bulletin Board or otherwise at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices. The warrants with respect to 1,301,076 shares of our common stock are initially exercisable at $1.30 per share and the warrants with respect to 1,301,075 shares of our common stock are initially exercisable at $1.55 per share. See "Plan of Distribution."

SELLING STOCKHOLDERS

        The table below presents certain information about persons for whom we are registering the shares of our common stock pursuant to the registration statement of which this prospectus is a part. The table lists, in each case as of June 27, 2005:

  1.
  the name of each selling stockholder;

  2.
  the number of shares each selling stockholder beneficially owns;

  3.
  how many shares of common stock the selling stockholder may dispose of under this prospectus; and

  4.
  assuming each selling stockholder sells all the shares listed next to its name, how many shares of common stock each selling stockholder will beneficially own after completion of the offering.

        Beneficial ownership is determined in accordance with rules promulgated by the SEC, and the information is not necessarily indicative of beneficial ownership for any other purpose. This table is based upon information supplied to us by the selling stockholders and information filed with the SEC. Except as otherwise indicated, we believe that the persons or entities named in the table have sole voting and investment power with respect to all shares of the common stock shown as beneficially owned by them, subject to community property laws where applicable. The percent of beneficial ownership for each stockholder is based on 13,988,429 shares of our common stock outstanding as of the effective date of this prospectus.

        We may amend or supplement this prospectus from time to time in the future to update or change this list of selling stockholders and shares which may be resold.

	Beneficial Ownership Prior to the Offering					Beneficial Ownership After the Offering
Selling Stockholder	Common Shares	Common Stock Issuable Upon Exercise of Warrants	Total Beneficially Owned	Percent	Shares to be Sold in the Offering	Shares	Percent
Special Situations Private Equity Fund, L.P.(1)	3,225,806	1,290,322	4,516,128	29.6%	4,516,128	0	*
Leaf Investment Partners, L.P.(2)	1,258,065	503,224	1,761,289	12.2%	1,761,289	0	*
Leaf Offshore Investment Fund, Ltd.(2)	354,839	141,934	496,773	3.5%	496,773	0	*
Merriman Curhan Ford & Co(3)	0	451,613	451,613	3.1%	451,613	0	*
Steven E. Curd(4)	241,935	96,774	338,709	2.4%	338,709	0	*
Altinger Family, LLC(5)	137,527	43,010	180,537	1.3%	150,537	30,000	*
Ernest R. Chastain(6)	201,874	38,710	240,584	1.7%	135,484	102,085	*
David Philipp(7)	113,763	21,506	135,269	*	75,269	59,167	*
Mark Cameron(8)	26,882	10,752	37,634	*	37,634	0	*
Philip D. Ranger(9)	95,128	4,302	99,430	*	15,055	78,125	*

(1)
MG Advisers, L.L.C. ("MG") is the general partner of and investment adviser to the Special Situations Private Equity Fund, L.P. Austin W. Marxe and David M. Greenhouse are the principal owners of MG. Through their control of MG, Messrs. Marxe and Greenhouse share voting and investment control over the portfolio securities of the Special Situations Private Equity Fund, L.P.

(2)
Seymour L. Goldblatt and Kenneth Goldblatt are the principal owners and investment managers of Leaf Investment Partners, L.P. and Leaf Offshore Investment Fund, Ltd.

(3)
Merriman Curhan Ford & Co. ("Merriman") acted as placement agent for the 2005 Financing, for which it received cash compensation of $350,000, expense reimbursement of $10,000 and warrants to purchase up to 451,613 shares of common stock. The following officers of Merriman have voting and investment control over these securities: Jon Merriman, Greg Curhan, Rob Ford, John Hiestand and Christopher Aguilar. Merriman is a broker-dealer registered with the NASD. Merriman received this stock warrant in the ordinary course of business as compensation for their acting as placement agent in our March 15, 2005 private placement. In addition, at the time of purchase, Merriman had no agreements or understandings, directly or indirectly, with any person to distribute the securities to be resold.

(4)
Mr. Curd is our Chief Executive Officer. There are no shares issuable on exercise of stock options by Mr. Curd within 60 days from the date of this Prospectus.

(5)
Richard Altinger, our Vice President of Marketing and Business Development, is a Partner of Altinger Family, LLC. Shares owned include 30,000 shares previously acquired by Altinger Family, LLC. Mr. Altinger has sole voting and investment control with respect to these shares.

(6)
Mr. Chastain is our Vice President of Sales. Shares owned include 75,000 shares issuable on exercise of stock options within 60 days from the date of this Prospectus.

(7)
Mr. Philipp is a Director of the company and Chairman of the Audit Committee. Shares owned include 60,000 shares issuable on exercise of stock options within 60 days from the date of this Prospectus.

(8)
Mr. Cameron is our Chief Information Officer. There are no shares issuable on exercise of stock options by Mr. Cameron within 60 days from the date of this Prospectus.

(9)
Mr. Ranger is our Chief Financial Officer. Shares owned include 84,375 shares issuable on exercise of stock options within 60 days from the date of this Prospectus.

  2005 Financing

        On March 15, 2005, we entered into a purchase agreement (the "Purchase Agreement") with Special Situations Private Equity Fund, L.P., Leaf Investment Partners, L.P., Leaf Offshore Investment Fund, Ltd., Steven E. Curd, Altinger Family, LLC, Ernest R. Chastain, David Philipp and Philip D. Ranger (referred to collectively as the "Investors"). The transaction contemplated by the Purchase Agreement is referred to as the "2005 Financing." Under the Purchase Agreement, the Company issued and sold an aggregate of 5,376,344 shares of common stock at a per share purchase price of $0.93 per share, warrants to purchase an aggregate of 1,075,267 shares of common stock exercisable at $1.30 per share, and warrants to purchase an aggregate of 1,075,267 shares of common stock exercisable at $1.55 per share. We paid to Merriman Curhan Ford & Co, as placement agent, a commission of $350,000 plus $10,000 in expenses. Merriman also received an additional 451,613 warrants to purchase common stock as part of this fee arrangement. The Company has also entered into a registration rights agreement dated March 15, 2005, under which the Company has agreed to register for resale by the Investors shares of common stock issued in the 2005 Financing and shares of common stock issuable upon exercise of the warrants issued in the 2005 Financing, with such number of shares subject to adjustments as described in "Description of Securities—Warrants."

PLAN OF DISTRIBUTION

        The selling stockholders, which as used herein includes donees, pledgees, transferees or other successors-in-interest selling shares of common stock or interests in shares of common stock received after the date of this prospectus from a selling stockholder as a gift, pledge, partnership distribution or other transfer, may, from time to time, sell, transfer or otherwise dispose of any or all of their shares of common stock or interests in shares of common stock on any stock exchange, market or trading facility on which the shares are traded or in private transactions. These dispositions may be at fixed prices, at the prevailing market price for the shares, at prices related to such market price, at varying prices or at negotiated prices.

        The selling stockholders may use any one or more of the following methods when disposing of shares or interests therein:

  •
  ordinary brokerage transactions and transactions in which the broker-dealer solicits purchasers;

  •
  block trades in which the broker-dealer will attempt to sell the shares as agent, but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  purchases by a broker-dealer as principal and resale by the broker-dealer for its account;

  •
  an exchange distribution in accordance with the rules of the applicable exchange;

  •
  privately negotiated transactions;

  •
  short sales after the date the registration statement of which this prospectus is a part is declared effective by the Securities and Exchange Commission ("SEC");

  •
  through the writing or settlement of options or other hedging transactions, whether through an options exchange or otherwise;

  •
  broker-dealers may agree with the selling stockholders to sell a specified number of such shares at a stipulated price per share;

  •
  a combination of any such methods of sale; and

  •
  any other method permitted pursuant to applicable law.

        The selling stockholders may, from time to time, pledge or grant a security interest in some or all of the shares of common stock owned by them and, if they default in the performance of their secured obligations, the pledgees or secured parties may offer and sell the shares of common stock, from time to time, under this prospectus, or under an amendment to this prospectus under Rule 424(b)(3) or other applicable provision of the Securities Act amending the list of selling stockholders to include the pledgee, transferee or other successors in interest as selling stockholders under this prospectus. The selling stockholders also may transfer the shares of common stock in other circumstances, in which case the transferees, pledgees or other successors in interest will be the selling beneficial owners for purposes of this prospectus.

        In connection with the sale of our common stock or interests therein, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions, which may in turn engage in short sales of the common stock in the course of hedging the positions they assume. The selling stockholders may also sell shares of our common stock short and deliver these securities to close out short positions entered into after the date the registration statement of which this prospectus is a part is declared effective by the SEC, or loan or pledge the common stock to broker-dealers that in turn may sell these securities. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions or the creation of one or more derivative securities which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        The aggregate proceeds to the selling stockholders from the sale of the common stock offered by them will be the purchase price of the common stock less discounts or commissions, if any. Each of the selling stockholders reserves the right to accept and, together with their agents from time to time, to reject, in whole or in part, any proposed purchase of common stock to be made directly or through agents. We will not receive any of the proceeds from this offering. Upon any exercise of the warrants by payment of cash, however, we will receive the exercise price of the warrants.

        The selling stockholders also may resell all or a portion of the shares in open market transactions in reliance upon Rule 144 under the Securities Act of 1933, provided that they meet the criteria and conform to the requirements of that rule.

        The selling stockholders and any underwriters, broker-dealers or agents that participate in the sale of the common stock or interests therein may be "underwriters" within the meaning of Section 2(11) of the Securities Act. Any discounts, commissions, concessions or profit they earn on any resale of the shares may be underwriting discounts and commissions under the Securities Act. Selling stockholders who are "underwriters" within the meaning of Section 2(11) of the Securities Act will be subject to the prospectus delivery requirements of the Securities Act.

        To the extent required, the shares of our common stock to be sold, the names of the selling stockholders, the respective purchase prices and public offering prices, the names of any agents, dealer or underwriter, any applicable commissions or discounts with respect to a particular offer will be set forth in an accompanying prospectus supplement or, if appropriate, a post-effective amendment to the registration statement that includes this prospectus.

        In order to comply with the securities laws of some states, if applicable, the common stock may be sold in these jurisdictions only through registered or licensed brokers or dealers. In addition, in some states the common stock may not be sold unless it has been registered or qualified for sale or an exemption from registration or qualification requirements is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and their affiliates. In addition, we will make copies of this prospectus (as it may be supplemented or amended from time to time) available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        We have agreed to indemnify the selling stockholders against liabilities, including liabilities under the Securities Act and state securities laws, relating to the registration of the shares offered by this prospectus; provided however that we will not be required to indemnify any selling stockholder to the extent that any loss, claim, damage or liability arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged untrue omission so made in conformity with information furnished to us in writing specifically for use in this prospectus and in the registration statement. Likewise, the selling stockholders have agreed to, severally but not jointly, indemnify and hold harmless, to the extent permitted by law, the Company, its directors, officers, employees, stockholders and each person who controls the Company against any losses, claims, damages, liabilities, and expenses resulting from any untrue statement of a material fact or any omission of a material fact made in this prospectus or any violation by such selling stockholders of any rule or regulation promulgated under the Securities Act applicable to such selling stockholders and relating to action or inaction required of such selling stockholders in connection with the distribution of securities offered in this prospectus. No selling stockholder, however, will be liable to the Company for amounts in excess of the net proceeds received from the sale of such selling stockholders' shares pursuant to this prospectus.

        We have agreed with the selling stockholders to keep the registration statement of which this prospectus constitutes a part effective until the earlier of (1) such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the registration statement or (2) the date on which the shares may be sold pursuant to Rule 144(k) of the Securities Act.

Notice to California Investors Only

        In the State of California, sales will be limited to those California investors who (either individually or jointly with their spouse) have either: (i) a minimum net worth of not less than $250,000 (exclusive of their home, home furnishings, and automobile) and a gross annual income during 2004 and estimated during 2004 of $100,000 or more from all sources; or (ii) a minimum net worth of $500,000 (exclusive of their home, home furnishings, and automobile). Assets included in the computation of net worth may be valued at fair market value. Moreover, each California investor purchasing shares of common stock offered hereby will be required to execute a representation that it comes within one of the above referenced categories in order or us to determine that all California investors meet the required suitability standards.

DESCRIPTION OF SECURITIES

Common Stock

        We are authorized to issue up to 20,000,000 shares of common stock with a par value of $0.001. As of May 13, 2005, there were 13,745,429 shares of common stock issued and outstanding. Each holder of issued and outstanding shares of our common stock will be entitled to one vote per share on all matters submitted to a vote of our stockholders. Holders of shares of common stock do not have cumulative voting rights. Therefore, the holders of more than 50% of the shares of common stock will have the ability to elect all of our directors.

        Subject to rights of any preferred stock then outstanding, holders of common stock are entitled to share ratably in dividends payable in cash, property or shares of our capital stock, when, as and if declared by our board of directors. We do not currently expect to pay any cash dividends on our common stock. Upon our voluntary or involuntary liquidation, dissolution or winding up, any assets remaining after prior payment in full of all of our liabilities and after prior payment in full of the liquidation preference of any preferred stock would be paid ratably to holders of common stock.

        All outstanding shares of common stock are, and any shares of common stock to be issued upon exercise of options and warrants will be, fully paid and non-assessable.

Preferred Stock

        We are authorized to issue up to 5,000,000 shares of preferred stock with a par value of $0.001. As of the date hereof, there were no shares of preferred stock issued and outstanding. The preferred stock may be issued as a class, without series or, if so determined from time to time by the Board of Directors in one or more series. Our board of directors is authorized to determine, fix, alter or revoke any and all of the rights, preferences, privileges and restrictions and other terms of the preferred stock and any series thereof, including voting powers liquidation preferences, dividend rights, conversion rights, rights and terms of redemption and other rights, privileges, preferences and restrictions as shall be set forth in the resolutions of the Board of Directors providing for the issuance of such preferred stock. Our board of directors may issue shares of preferred stock with voting and conversion rights that could adversely affect the voting power of the holders of our common stock and may have the effect of delaying, deferring or preventing a change in control of our company. The issuance of authorized preferred stock requires the approval of the Board of Directors and no stockholders approval is needed.

Warrants to Purchase Common Stock

        2,602,147 of the shares of common stock offered by the selling stockholders in this prospectus are offered pursuant to warrants issued in connection with the 2005 Financing as described under "Selling Stockholders—2005 Financing." The warrants have a term or exercise beginning on March 15, 2005 and expiring on March 15, 2010. The warrants are exercisable, in whole or in part, at any time during the exercise period by delivering the warrants together with a warrant exercise form and payment to the company for the aggregate warrant price for that number of warrant shares then being purchased. The number of shares issuable upon exercise and the per share exercise price of the warrants is subject to adjustment in the case of any stock dividend, stock split, reorganization, reclassification, consolidation, merger, sale, transfer or other disposition of all or substantially all of the assets of the company. 1,301,074 of the warrants are initially exercisable at $1.30 per share and 1,301,073 of the warrants are initially exercisable at $1.55 per share. Subject to certain exceptions, the price for which the warrants are exercisable, and the number of shares issuable upon the exercise of the warrants, is subject to adjustment if we issue shares of common stock for less than the exercise price of the warrants at the time such additional shares of our common stock are issued. The shares excluded from the price adjustment provision include:

  •
  capital stock, options or convertible securities issued to directors, officers, employees, or consultants of the company in connection with their service as directors of the company, their employment by the company or their retention as consultants by the company pursuant to an equity compensation program approved by the board of directors of the company or the compensation committee of the board of directors of the company;

  •
  shares of common stock issued upon the conversion or exercise of options or convertible securities issued prior to March 15, 2005 provided such securities are not amended after the date hereof to increase the number of shares of Common Stock issuable thereunder or to lower the exercise or conversion price;

  •
  securities issued to the selling stockholders pursuant to the 2005 Financing and securities issued upon the exercise or conversion of those securities; and

  •
  shares of common stock issued or issuable by reason of a dividend, stock split or other distribution on shares of common stock (but only to the extent that such dividend, split or distribution results in an adjustment in the warrant price pursuant to the other provisions of the warrant).

        Under certain circumstances, where the closing bid price of a share of common stock equals or exceeds 200% of the current exercise price for 20 consecutive trading days commencing two years after the closing date of the investment and after the registration statement covering the warrant shares has been declared effective, the company, upon 20 days' prior written notice to the warrant holders within one business day immediately following the end of such 20 day trading period, may call the warrants, in whole but not in part, at a redemption price equal to $0.01 per share of common stock then purchasable pursuant to the warrants.

        From and after March 15, 2006 and for so long as we are required to have a registration statement effective for the shares issuable on exercise of the warrants, if (i) such shares may not be freely sold to the public for any reason (including, but not limited to, our failure to have effected the registration of such shares or to have a current prospectus available for delivery or otherwise, but excluding the period of any Allowed Delay (as defined below)) or (ii) we have initiated a call as described above and such shares may not be freely sold to the public for any reason, including due to prohibitions the purchase or sale of our securities under applicable federal or state securities laws, the holder of any warrant may elect to receive shares of common stock, without the cash payment the exercise price, equal to the value of the warrant or any portion thereof in a cashless exercise. In the event of a cashless exercise we would not receive cash for the exercise price but we would issue fewer shares than we would in a cash exercise.

Registration Rights

        In connection with the 2005 Financing as discussed in the section titled "Selling Stockholders," VantageMed has entered into a registration agreement with all of the selling stockholders except Merriman Curhan Ford & Co. Pursuant to such registration agreement, VantageMed has agreed to register the common stock and any shares of common stock issuable upon conversion of the warrants issued in the 2005 Financing (as such number may be adjusted from time to time). Under the registration rights agreement, we have agreed to file, at our expense, a registration statement covering the common stock and warrant shares on or prior to April 14, 2005 (the "Filing Deadline"). If the registration statement covering the registrable securities is not filed on or prior to April 14, 2005, the Company will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed for which no registration statement is filed with respect to the registerable securities. Upon the written demand of any selling stockholder and upon any change in the warrant exercise price such that additional shares of Common Stock become issuable upon the exercise of the Warrants, the Company has agreed to file with the SEC one or more additional registration statements covering the resale of the additional shares. If a registration statement covering the additional shares is not filed with the SEC within ten business days of the request of any selling stockholder or upon the occurrence of certain specified events, the Company will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such registration statement should have been filed for which no registration statement is filed with respect to the additional shares. Promptly following the date upon which the Company becomes eligible to use a registration statement on Form S-3, the Company is obligated to file a shelf registration statement on Form S-3 covering the shares of Common Stock issuable in the 2005 Financing. If a shelf registration statement is not filed with the SEC on or prior to the 10th day after the Company becomes eligible to use Form S-3, the Company will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30-day period (or pro rata for any portion thereof) following the date by which such shelf registration statement should have been filed for which no such shelf registration statement is filed with respect to the registrable securities.

        Pursuant to the registration agreement, VantageMed has agreed to use commercially reasonable efforts to have the registration statement declared effective as soon as practicable. VantageMed further agreed to notify the selling stockholders as promptly as practicable, and in any event, within twenty-four (24) hours, after any registration statement is declared effective and to simultaneously provide the selling stockholders with copies of any related prospectus to be used in connection with the sale or other disposition of the securities covered in the registration statement.

        If (A)(x) a registration statement covering the registrable securities is not declared effective by the SEC within ninety (90) days after March 15, 2005 (one-hundred twenty (120) days if the registration statement is reviewed by the SEC) (y) a registration statement covering any additional shares as provided in the registration agreement is not declared effective by the SEC within ninety (90) days following the time such registration statement was required to be filed by the registration agreement (one-hundred twenty (120) days if the registration statement is reviewed by the SEC) declared effective by the SEC, or (z) a shelf registration statement is not declared effective by the SEC within ninety (90) days after the Company qualifies to use Form S-3 (120 days if the registration statement is reviewed by the SEC), or (B) after a registration statement has been declared effective sales cannot be made pursuant to such registration statement for any reason (including without limitation by reason of a stop order, or VantageMed's failure to update the registration statement), but excluding the inability of any selling stockholder to sell the registrable securities covered thereby due to market conditions and except as excused as described below, then VantageMed will make pro rata payments to each selling stockholder, as liquidated damages and not as a penalty, in an amount equal to 1.5% of the aggregate amount invested by such selling stockholder for each 30- day period or pro rata for any portion thereof following the date by which such registration statement should have been effective (the "Blackout Period"). Such payments shall be in partial compensation to the selling stockholders, and shall not constitute the selling stockholders' exclusive remedy for such events. VantageMed has agreed that the amounts payable as liquidated damages will be paid monthly within three (3) business days of the last day of each month following the commencement of the Blackout Period until the termination of the Blackout Period. Such payments shall be made to each selling stockholder in cash.

        For not more than twenty (20) consecutive days or for a total of not more than forty-five (45) days in any twelve (12) month period, VantageMed may delay the disclosure of material non-public information concerning VantageMed, by suspending the use of any prospectus included in any registration contemplated by the registration agreement containing such information, the disclosure of which at the time is not, in the good faith opinion of VantageMed, in the best interests of VantageMed (an "Allowed Delay"); provided, that VantageMed shall promptly (a) notify the selling stockholders in writing of the existence of (but in no event, without the prior written consent of a selling stockholder, shall VantageMed disclose to such selling stockholder any of the facts or circumstances regarding) material non-public information giving rise to an Allowed Delay, (b) advise the selling stockholders in writing to cease all sales under the registration statement until the end of the Allowed Delay and (c) use commercially reasonable efforts to terminate an Allowed Delay as promptly as practicable.

Transfer Agent and Registrar

        The transfer agent and registrar for our common stock is American Stock Transfer & Trust Company.

LEGAL MATTERS

        DLA Piper Rudnick Gray Cary US LLP will issue a legal opinion as to the validity of the issuance of the shares of common stock offered under this prospectus.

EXPERTS

        The financial statements of VantageMed Corporation, included in our annual report on Form 10-KSB for the year ended December 31, 2004, have been audited by Hurley & Company, Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Hurley & Company's report, given their authority as experts in accounting and auditing.

        The financial statements of VantageMed Corporation, included in our annual report on Form 10-KSB for the year ended December 31, 2003, have been audited by Grant Thornton LLP, Independent Registered Public Accounting Firm, as set forth in their report which is incorporated by reference in this prospectus and registration statement. Our financial statements are incorporated by reference in reliance on Grant Thornton LLP's report, given on their authority as experts in accounting and auditing.

INFORMATION INCORPORATED BY REFERENCE

        The SEC allows us to "incorporate by reference" the information we have filed with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be part of this prospectus. We incorporate by reference the documents listed below which we have previously filed with the SEC:

  (1)
  our Annual Report on Form 10-KSB for the fiscal year ended December 31, 2004.

  (2)
  our Quarterly Report on Form 10-QSB for the period ended March 31, 2005.

  (3)
  our Current Report on Form 8-K dated May 31, 2005.

  (4)
  our Current Report on Form 8-K dated June 15, 2005.

        In addition, we will deliver a copy of these reports, without charge, to each person receiving a copy of this prospectus. If you need an additional copy of such document, you may request copies, at no cost, by writing or telephoning us at the following address:

VANTAGEMED CORPORATION
11060 White Rock Road, Suite 210
Rancho Cordova, California 95670
Attention: Chief Financial Officer
Telephone: (916) 638-4744

WHERE YOU CAN FIND MORE INFORMATION

        This prospectus is part of a registration statement on Form S-2 that we filed with the SEC. Certain information in the registration statement has been omitted from this prospectus in accordance with the rules and regulations of the SEC. We have also filed exhibits and schedules with the registration statement that are excluded from this prospectus. For further information you may:

  •
  read a copy of the registration statement, including the exhibits and schedules, without charge at the SEC's public reference rooms; or

  •
  obtain a copy from the SEC upon payment of the fees prescribed by the SEC.

        When a reference is made in this prospectus to any contract, agreement or other document, the reference may not be complete and you should refer to the copy of that contract, agreement or other document filed as an exhibit to the registration statement or to one of our previous SEC filings.

        We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. You may read and copy any document we file at the public reference facilities of the SEC in Washington, D.C., Chicago, Illinois or New York, New York. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's web site at www.sec.gov.

        No one (including any salesman or broker) is authorized to provide oral or written information about this offering that is not included in this prospectus.

VANTAGEMED CORPORATION

7,978,491 Shares of Common Stock

PROSPECTUS

July    , 2005

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14. Other Expenses of Issuance and Distribution

        The following table sets forth the costs and expenses in connection with the sale and distribution of the securities being registered, other than underwriting discounts and commissions. All of the amounts shown are estimates except the Securities and Exchange Commission registration fees.

To be Paid by the Registrant
SEC registration fees	$1,080
State registration fees	$500
Accounting fees and expenses	$12,000
Legal fees and expenses	$16,000
Transfer Agent and registrar fee	$—
Miscellaneous expenses	$420

Total	$30,000

Item 15. Indemnification of Directors and Officers

        Our Certificate of Incorporation eliminates a director's personal liability to the Company or its stockholders for any monetary damages for breach of fiduciary duty as a director, except for liability (i) for any breach of such director's duty of loyalty to the Company or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) under Section 174 of the Delaware General Corporation Law, or (iv) for any transaction from which such director derived an improper benefit.

        Our Certificate of Incorporation also provides that the Company shall indemnify to the full extent authorized by law any person, testator or intestate made or threatened to be made a party to an action or proceeding, whether criminal, civil, administrative or investigative, by reason of the fact that he is or was a director or officer of the Company or any predecessor of the Company or serves or served any other enterprise as a director or officer at the request of the Company or any predecessor of the Company.

        Furthermore, the Certificate of Incorporation provides that neither any amendment nor repeal of the provisions providing for indemnification or elimination of personal liability under the Certificate of Incorporation nor the adoption of any provision inconsistent with the such provisions shall eliminate or reduce the effect of the right of indemnification or elimination of personal liability provided under the Certificate of Incorporation in respect of any matter occurring, or any cause of action, suit or claim accruing or arising prior to such amendment, repeal or adoption of an inconsistent provision.

        Our Bylaws provide that the Company, to the maximum extent permitted by the General Corporation Law of the State of Delaware, including, without limitation, to the fullest extent permitted by Section 145 of the General Corporation Law of the State of Delaware (as that Section may be amended and supplemented from time to time), indemnify any director, officer or trustee which it shall have power to indemnify under Section 145 against any expenses, liabilities or other matters referred to in or covered by that Section. The Bylaws further provide that such indemnification (i) shall not be deemed exclusive of any other rights to which those indemnified may be entitled under any Bylaw, agreement or vote of stockholders or disinterested directors or otherwise, both as to action in their official capacities and as to action in another capacity while holding such office, (ii) shall continue as to a person who has ceased to be a director, officer or trustee and (iii) shall inure to the benefit of the heirs, executors and administrators of such a person. Pursuant to the Bylaws the Company's obligation to provide indemnification under the Bylaws shall be offset to the extent of any other source of indemnification or any otherwise applicable insurance coverage under a policy maintained by the Company or any other person.

        Additionally, the Certificate of Incorporation and the Bylaws, respectively, also provide that the Company shall pay expenses incurred by an officer or director in defending a civil or criminal action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by or on behalf of such director or officer to repay such amount if it shall ultimately be determined that such director or officer is not entitled to be indemnified by the Company as authorized in the Certificate of Incorporation or the relevant section of the General Corporation Law of the State of Delaware, respectively.

        See also the undertakings set out in response to Item 17 herein.

Item 16. Exhibits

        The following exhibits are filed with this Registration Statement:

Exhibit Number	Exhibit Title
3.1*	Form of Registrant's Amended and Restated Form of Certificate of Incorporation
3.2*	Form of Registrant's Amended and Restated Bylaws
3.3	Form of Registrant's Certificate of Amendment to Restated Certificate of Incorporation dated May 31, 2005.
4.1*	Form of Registrant's Specimen Stock Certificate
5.1	Legal Opinion
10.1*	Sublease Agreement dated November 19, 2004 between Electric Lightwave, LLC and the Registrant (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on January 6, 2005)
10.2*	Lease Agreement between Registrant and Jun and Noriko Hasegawa, as Trustees for the Hasegawa Family Trust dated August 20, 1999 (previously filed as Exhibit 10.3 to the Form S-1 filed by VantageMed Corporation on November 24, 1999)
10.3*	VantageMed's Amended and Restated 1998 Stock Option/Stock Issuance Plan (previously filed as Exhibit 10.13 to the Form S-1/A filed by VantageMed Corporation on January 13, 2000)
10.4*	Form of Indemnity Agreement entered into by Registrant with each of its officers and directors (previously filed as Exhibit 10.14 to the Form S-1 filed by VantageMed Corporation on November 24, 1999)
10.5*	Employment Agreement dated August 7, 2002, between VantageMed Corporation and Richard Brooks (previously filed as Exhibit 10.1 to the Form 10-Q filed by VantageMed Corporation on August 14, 2002)
10.6*	Employment Agreement dated February 18, 2003, between VantageMed Corporation and Rick Altinger (previously filed as Exhibit 10.26 to the Form 10-KSB filed by VantageMed Corporation on March 28, 2003)
10.7*	Employment Agreement dated May 20, 2003, between VantageMed Corporation and Philip Ranger (previously filed as Exhibit 10.27 to the Form 10-QSB filed by VantageMed Corporation on August 14, 2003)
10.8*	Employment Agreement dated November 8, 2004, between VantageMed Corporation and Steve Curd (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on November 9, 2004)
10.9*	Separation Agreement dated November 30, 2004, between VantageMed Corporation and Richard M. Brooks (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on December 7, 2004)

10.10*	Asset Purchase Agreement dated September 19, 2003, between VantageMed Corporation and MDC Systems and Services (previously filed as Exhibit 10.28 to the Form 10-QSB filed by VantageMed Corporation on November 14, 2003)
10.11*	Purchase Agreement dated March 15, 2005 between VantageMed Corporation and Investors (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.12*	Registration Rights Agreement dated March 15, 2005 between VantageMed Corporation and Investors (previously filed as Exhibit 10.2 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.13*	Form of VantageMed Corporation Series A Warrant dated March 15, 2005 to Investors (previously filed as Exhibit 10.3 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.14*	Form of VantageMed Corporation Series B Warrant dated March 15, 2005 to Investors. previously filed as Exhibit 10.4 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
24.4	Power of Attorney (included on signature page)

*
previously filed

Item 17. Undertakings

        The undersigned Registrant hereby undertakes:

  1.
  To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

  (i)
  To include any prospectus required by section 10(a)(3) of the Securities Act of 1933;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee "table in the effective registration statement;

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

  2.
  That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  3.
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

  4.
  The undersigned Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to section 13(a) or section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  5.
  The undersigned Registrant hereby undertakes to deliver or cause to be delivered with the prospectus, to each person to whom the prospectus is sent or given, the latest annual report to security holders that is incorporated by reference in the prospectus and furnished pursuant to and meeting the requirements of Rule 14a-3 or Rule 14c-3 under the Securities Exchange Act of 1934; and, where interim financial information required to be presented by Article 3 of Regulation S-X is not set forth in the prospectus, to deliver, or cause to be delivered to each person to whom the prospectus is sent or given, the latest quarterly report that is specifically incorporated by reference in the prospectus to provide such interim financial information.

  6.
  Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer, or controlling person of the Registrant in the successful defense of any action, suit, or proceeding) is asserted by such director, officer, or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

  7.
  The undersigned Registrant hereby undertakes that:

  (i)
  For the purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4)or 497(h) under the Securities Act shall be deemed to be part of the registration statement as of the time it was declared effective.

  (ii)
  For the purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized in the City of Sacramento, State of California, on June 30, 2005.

VANTAGEMED CORPORATION
By:	/s/ STEVEN E. CURD Steven E. Curd Chief Executive Officer

        Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 3 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

* Steven E. Curd	Chief Executive Officer and Director (Principal Executive Officer)	June 30, 2005
* Philip D. Ranger	Chief Financial Officer (Principal Financial and Accounting Officer)	June 30, 2005
* David Philipp	Director	June 30, 2005
* Steve Simpson	Director	June 30, 2005
* David Zabrowski	Director	June 30, 2005
*By:	/s/ STEVEN E. CURD Steven E. Curd Attorney-in-Fact

INDEX TO EXHIBITS

Exhibit Number	Exhibit Title
3.1*	Form of Registrant's Amended and Restated Form of Certificate of Incorporation
3.2*	Form of Registrant's Amended and Restated Bylaws
3.3	Form of Registrant's Certificate of Amendment to Restated Certificate of Incorporation dated May 31, 2005.
4.1*	Form of Registrant's Specimen Stock Certificate
5.1	Legal Opinion
10.1*	Sublease Agreement dated November 19, 2004 between Electric Lightwave, LLC and the Registrant (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on January 6, 2005)
10.2*	Lease Agreement between Registrant and Jun and Noriko Hasegawa, as Trustees for the Hasegawa Family Trust dated August 20, 1999 (previously filed as Exhibit 10.3 to the Form S-1 filed by VantageMed Corporation on November 24, 1999)
10.3*	VantageMed's Amended and Restated 1998 Stock Option/Stock Issuance Plan (previously filed as Exhibit 10.13 to the Form S-1/A filed by VantageMed Corporation on January 13, 2000)
10.4*	Form of Indemnity Agreement entered into by Registrant with each of its officers and directors (previously filed as Exhibit 10.14 to the Form S-1 filed by VantageMed Corporation on November 24, 1999)
10.5*	Employment Agreement dated August 7, 2002, between VantageMed Corporation and Richard Brooks (previously filed as Exhibit 10.1 to the Form 10-Q filed by VantageMed Corporation on August 14, 2002)
10.6*	Employment Agreement dated February 18, 2003, between VantageMed Corporation and Rick Altinger (previously filed as Exhibit 10.26 to the Form 10-KSB filed by VantageMed Corporation on March 28, 2003)
10.7*	Employment Agreement dated May 20, 2003, between VantageMed Corporation and Philip Ranger (previously filed as Exhibit 10.27 to the Form 10-QSB filed by VantageMed Corporation on August 14, 2003)
10.8*	Employment Agreement dated November 8, 2004, between VantageMed Corporation and Steve Curd (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on November 9, 2004)
10.9*	Separation Agreement dated November 30, 2004, between VantageMed Corporation and Richard M. Brooks (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on December 7, 2004)
10.10*	Asset Purchase Agreement dated September 19, 2003, between VantageMed Corporation and MDC Systems and Services (previously filed as Exhibit 10.28 to the Form 10-QSB filed by VantageMed Corporation on November 14, 2003)
10.11*	Purchase Agreement dated March 15, 2005 between VantageMed Corporation and Investors (previously filed as Exhibit 10.1 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.12*	Registration Rights Agreement dated March 15, 2005 between VantageMed Corporation and Investors (previously filed as Exhibit 10.2 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.13*	Form of VantageMed Corporation Series A Warrant dated March 15, 2005 to Investors. previously filed as Exhibit 10.3 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)
10.14*	Form of VantageMed Corporation Series B Warrant dated March 15, 2005 to Investors. previously filed as Exhibit 10.4 to the Form 8-K filed by VantageMed Corporation on March 18, 2005)

23.1	Consent of Independent Registered Public Accounting Firm
23.2	Consent of Independent Registered Public Accounting Firm
24.4	Power of Attorney (included on signature page)

*
previously filed

QuickLinks

TABLE OF CONTENTS
SUMMARY
RISK FACTORS
FORWARD LOOKING INFORMATION
USE OF PROCEEDS
DETERMINATION OF OFFERING PRICE
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
DESCRIPTION OF SECURITIES
LEGAL MATTERS
EXPERTS
INFORMATION INCORPORATED BY REFERENCE
WHERE YOU CAN FIND MORE INFORMATION
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
  Item 14. Other Expenses of Issuance and Distribution
  Item 15. Indemnification of Directors and Officers
  Item 16. Exhibits
  Item 17. Undertakings
SIGNATURES
INDEX TO EXHIBITS